SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 43)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No. 43 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(117)  Text of an advertisement issued on October 16, 1996.

(a)(118)  Text of a letter mail to selected brokers on October 19, 1996.

(a)(119) Financial Presentation Booklet issued to financial analysts on October 16, 1996.

(a)(120) Text of a letter mailed to KCPL DRIP participants on October 16, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 16, 1996                    By   /s/ JERRY D. COURINGTON

                                           Jerry D. Courington,
                                           Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(117)            Text of an advertisement                        1
                    issued on October 16, 1996.

(a)(118)            Text of a letter mailed to selected             2
                    brokers on October 16, 1996

(a)(119)            Financial Presentation Booklet                  7
                    issued on October 16, 1996

(a)(120)            Text of letter mailed to KCPL DRIP              2
                    participants on October 16, 1996

                                             Exhibit No. (a)(117)

The following advertisement will be placed in newspapers beginning on October 16, 1996:

                   ATTENTION KCPL SHAREOWNERS
                           68 PERCENT
                       OF KCPL SHAREOWNERS
                     SAY KCPL SHOULD TALK TO
                       WESTERN RESOURCES.

                   WESTERN RESOURCES' OFFER**
            Dividend per KCPL share: $2.00 - $2.35
                  Price per KCPL share: $31.00

A recent survey from a nationally respected research firm shows 68 percent of KCPL's shareowners* want KCPL to talk with Western Resources about our offer. We agree, but KCPL executives and its board still refuse to discuss our offer with us.

So, now it is up to you.

1. Why wait and run the risk of your KCPL share value dropping? Remember, the last closing price for KCPL stock before Western Resources offer was just $23 7/8.

2. By tending your shares to Western Resources by October 25 you can take advantage of our offer of $31.00 per share and a projected dividend increase of up to 45 percent over the current KCPL dividend.

3. Tender your shares to Western Resources before our expiration date of October 25. You can use the form mailed to you, or call your broker.

               Call your broker or call toll free
                         1-800-223-2064

                       Western Resources

* Based on a statistically valid nationwide survey conducted on behalf of Western Resources of over 500 KCPL shareowners during the period of September 27-30, 1996.

**Dividend per KCPL share is based upon Western Resources projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.


This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders by accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer to be made by a licenced broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by At least Brothers Inc. or one or more registered brokers or dealers licenced under the laws of such jurisdiction.

                                             Exhibit No. (a)(118)

The following letter was mailed to selected brokers on October 16, 1996:

     ATTENTION BRANCH MANAGERS AND BROKERS
     -------------------------------------
     ACT NOW TO HELP KCPL SHAREOWNERS
     TENDER THEIR KCPL SHARES
     TO WESTERN RESOURCES AND
     CREATE ONE GREAT UTILITY COMPANY.

     NOW'S THE TIME TO SEND A MESSAGE TO KCPL MANAGEMENT
     AND HELP SECURE THE ENTIRE DEALER SOLICITATION FEE.

     THIS EXCHANGE OFFER IS SET TO EXPIRE AT
     5PM, EDT, FRIDAY, OCTOBER 25, 1996.
     ______________________________

     DETAILS OF SOLICITING DEALER FEE:

     If a KCPL shareowner designates you as a soliciting dealer, Western Resources will pay you a fee of $0.25/share for each KCPL share tendered, up to a maximum of $500 per beneficial shareowner, with half paid when we receive a majority of shares tendered at our expiration date and the other half paid upon completion of the merger. Only shares tendered before a majority of shares are tendered will be eligible for the full fee.

     OUR EXCHANGE OFFER IS IN FULL SWING.  YOU CAN HELP
     BY REMINDING KCPL SHAREOWNERS THAT**:

     1) Western Resources' offer is $31 per KCPL share.

     2) Western Resources is offering a $2.00-$2.35 dividend per KCPL share -- a 45% increase over KCPL's current dividend.

     3) If shareowners wait to tender, they run the risk of their KCPL share value dropping. In fact, the last closing price for KCPL stock before Western Resources' offer was just $23 7/8.

     There is still just one offer on the table, the Western Resources offer. We greatly appreciate your efforts to assist us.

     Contact our Information Agent, Georgeson and Company, Inc. to verify that your firm is already a soliciting dealer: 1-800-223-2064.

     Please note: Other terms and conditions apply to the Soliciting Dealer fee, including the requirement that shares tendered must remain tendered through the expiration date for the fees to be paid. Federal securities laws require that Soliciting Dealer fees be paid only to eligible broker/dealers and prohibit the payment of any such fees to tendering shareholders. In order to obtain this fee, the Soliciting Dealers may not charge KCPL shareowners any fees in connection with assisting shareholders in tendering their shares. Please review the dealer solicitation agreement for the details.

     For broker/dealers to receive a Soliciting Dealer fee, shareowners need only to write in the name of the Soliciting Dealer on their tender materials before returning them. They need not open an account with the Soliciting Dealer.

     ---------------------------------------------------------------------
     ------------------------------------------
     ** Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

     This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by Salomon Brothers, Inc. or at least one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                             Exhibit No. (a)(119)

The following information was issued to financial analysts in the form of a booklet on October 16, 1996:

Page 1

                       Western Resources
                          The Company
                           The Vision
                            The Plan

Page 2

Overview

*    Who is Western Resources?
*    Western Resources' Strategic Plan
          - Core Business
          - National Branded Business
          - International Power Development
*    Why Does WR/KCPL  Merger Make Sense?

Page 3

Who is Western Resources?

"Western Resources will be the leading provider of energy and energy-related services for homes and businesses."

Page 4

History

*    1924: Company founded under the name The Kansas Power and Light Company

*    1980: Profile -- The Kansas Power and Light Company:
          - 400,000 customers
          - Less than $1 billion total assets
          - Less than $300 million in market value
          - $49 million earnings

Page 5

History

*    1983: Bought Gas Service Company for $70+ million
*    1988: Began Rangeline (now Westar Energy) Gas Marketing
*    1992: Merged with Kansas Gas & Electric to create Western Resources
*    1992: Launched Astra Resources

Page 6

History

*    1993: Sold 40% of Gas Service for $400+ million
*    1995: Acquired Mobilfone Security and CSI to start Westar Security
*    1996: Acquired The Wing Group

Today's Western Resources

*    650,000 natural gas customers in Kansas and Oklahoma
*    600,000 electric customers in Kansas
*    Nearly $6 billion in assets
*    Market value of $1.8 billion
*    Earnings of $192 million, 12-months-ended 6/30/96

Financial Statistics

*    Market price at 10/11/96 = $29.125
          - 52-week high/low $34.875 - $28
*    Dividends:
          - 1996 indicated annual dividend = $2.06
          - Paid every year since 1924
          - Increased every year for the last 20 years
*    Current yield = 7.1%
*    Bond ratings of A- and A3

Our Strategic Plan for Growth

*    Maintain a strong core utility business
*    Build a branded national presence
*    Become a leader in the international energy business

Strategic Priority: Strong Core Business

Characteristics:
*    Low-cost producer of energy
*    Strong brand identity
*    Superior customer satisfaction levels
Opportunities:
*    Increase product offerings to consumers
*    Lower costs through reorganization
Investment Strategies :
*    Business will generate cash flow to fund growth businesses
*    Acquisition opportunities include KCPL

Strategic Priority: Branded National Presence

Characteristics:
*    No utility has more than 4% of market
*    WR has 1% of market, KCPL has less than 1/2 of 1%
* Electric utilities may not yet sell outside franchises, except to other utilities and municipalities
* Federal and state legislative changes will likely allow utilities to compete for customers similar to AT&T, MCI, and Sprint

Strategic Priority: Branded National Presence

Opportunities:
* Find a product with characteristics similar to electricity or natural gas that may be sold nationwide today. . . security
* Sell products (electricity, natural gas, & security) under umbrella of brand names, similar to General Motors -- i.e. Oldsmobile, Chevrolet, Saturn, etc.
* Today WR markets under Westar, KPL, KGE, and soon to market under the resurrected Gas Service name

Strategic Priority: Branded National Presence

Investment Strategies:
* Income opportunities will reside with end-user consumers and low-cost generation
*    One opportunity is ADT
          - 7% market share
          - 20%+ market share of top 100 security providers
          - Only 20% of market penetrated

Strategic Priority: Leader in the International Energy Business

Characteristics:
* Much of the growth in generating facilities and energy consumption during the next 20 years will take place outside the U.S.
*    Most of the growth will occur in developing nations, like China
* Foreign countries are privatizing generation now; eventually distribution will follow

Strategic Priority: Leader in the International Energy Business

Opportunities:
*    Develop relationships with central governments
*    Find local partners; seek third-party financial partners
* Receive carried interest for structuring expertise and obtain opportunity for equity investment as appropriate
* Position involvement with an eye toward eventual distribution privatization

Strategic Priority: Leader in the International Energy Business

Investment Strategies:
* Those who build infrastructure will be best-positioned to serve end users eventually
*    Acquisition opportunities include:
          - Wing-type developers
          - Existing plants
          - Greenfield projects

Western Resources' Unregulated Businesses

Organizational Chart:

Western Resources
     - Westar Energy
     - Westar Security
     - The Wing Group
     - Westar Capital

Westar Energy

*    Began in 1988 as Rangeline Gas Marketing
* Unregulated, full-service natural gas marketer, serving mostly large users -- industrial, commercial, and municipal
*    Profile:
          - Revenues of $176 million 12-months-ended 6/30/96
          - Currently serve 500 large customers
          - Recently won 8% of Wyoming Retail Option customers

Westar Energy
*    1996 - 2000
          - Continue to grow gas marketing presence
          - Participate in unregulated opportunities to gain customers
          - Leverage large wholesale power position

Page 20

Westar Energy

CHART: Map of the United States which discloses the states in which Westar Gas Marketing conducts operations.

Page 21

Westar Energy National Electric Marketing

CHART: Map of the United States which discloses the states in which Westar Energy National Electric Marketing has possible retail wheeling opportunities.

Page 22

Westar Energy National Electric Marketing

CHART: Map of the United States which discloses the states in which Western Resources has made Off-System Sales.

Page 23

Westar Security

*    Acquired CSI, Mobilfone, Sentry, Safeguard and CMS within the last year
* We serve 105,000 customers, making us the 10th largest security company, by estimated customer count, in the country
* This growth further establishes the Westar name with a branded product identity

Page 24

Westar Security

CHART: Map of the United States which discloses the states in which Westar Security conducts operations.

Page 25

Westar Marketing Reach

CHART: Map of the United States which discloses the states in which Westar Marketing reaches.

Page 26

The Wing Group

*    Purchased in early 1996
*    Premier developer of power projects in the world
* Signed an agreement with CPI in September, involving more than 2,000 MW generation
*    Closing on Turkey project, a 478 MW plant, in October
*    1996 - 2000
          - Focus on Asia and South America
          - Seek majority of capital from third parties

Page 27

International Power Development - The Wing Group

CHART: Map of the world which discloses the countries in which The Wing Group conducts operations.

Westar Capital

*    Acquired a 34-million-share stake in ADT
          - Value of $650 million vs. cost of $500 million
*    Contract Compression
          - Acquired in 1992 for $20 million
          - Sold in 1995 to Hanover for $60 million in stock
          - Company plans to go public in 1997

Western Resources / KCPL Merger

*    $31.00 vs. $23.875 per share (*)
*    $2.00 - $2.35 dividend (*)
          At current pace (4 cents annually), it will take KCPL 10 to 19 years to reach the same level
* Western Resources has a business plan that differentiates our company from the majority of the industry

(*)   Subject to exchange ratio of 0.933 - 1.100 Western Resources shares for each KCPL share. KCPL closing share price of $23.875 on the last trading day before announcement of initial Western Resources' offer. Dividend at closing based on 1998 post-merger annual dividend rate of $2.14 per Western Resources' share as projected in Western Resources' exchange offer and the exchange ratio. Western Resources' current indicated annual dividend is $2.06 per share.

Western Resources / KCPL Merger

*    Our offer -- the only offer -- is moving forward
          - Expiration date of October 25
          - Mailed easy tender packet to KCPL shareowners
          - We welcome the chance to talk directly with the KCPL Board to put together a friendly transaction
          - Solicitation fee program for brokers

This booklet is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by Salomon Brothers, Inc. or at least one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                             Exhibit No. (a)(120)

The following letter and attached tender form was sent to KCPL DRIP participants on October 16, 1996:



John E. Hayes, Jr.
Chairman of the Board
and Chief Executive Officer



Dear KCPL Shareowner:

     As a participant in KCPL's Dividend Reinvestment and Stock Purchase Plan, you have yourself to be an investor with an eye on the future.

     Now, you have the opportunity to take advantage of a very bright future for your investment.

     Individual shareowners such as yourself hold the vast majority of shares in both companies, so it is up to you to create a large financially solid company poised for the changes in the energy marketplace.

     As a participant in the KCPL Dividend Reinvestment and Stock Purchase Plan, please fill out the enclosed simple form to request a certificate in order to complete the tendering process. This form explains to the institution holding some or all of your shares in the program, United Missouri Bank, that you wish to tender. After you complete the form, have it delivered to United Missouri by fax, mail or hand delivery (an envelope is enclosed for your convenience). United Missouri will then send you a certificate representing the KCPL shares in your account.

     Once you receive your shares, follow the instructions on the enclosed letter of transmittal and send it in together with your certificate representing KCPL shares.

     You can take the action needed to grow your investment. The time is now to tender your shares. Follow the instructions in the enclosed letter of transmittal. If you have any questions, call toll free 1-800-223-2064.


                              Sincerely,



                              John E. Hayes, Jr.

This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders by accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer to be made by a licenced broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by At least Brothers Inc. or one or more registered brokers or dealers licenced under the laws of such jurisdiction.

The following form was enclosed in the letter to KCPL DRIP participants:

By FACSIMILE: 816-221-0438
United Missouri Bank, N.A.
Dividend Reinvestment Department
P.O. Box 410064
Kansas City, Missouri 64141-0064


Ladies and Gentlemen:

     Pursuant to the Dividend Reinvestment and Stock Purchase Plan (the" Plan") of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), the undersigned hereby instructs United Missouri Bank, N.A., as Administrator of the Plan (the "Administrator"), to withdraw all whole shares of common stock, no par value per share, pf KCPL from the undersigned's Plan account. The undersigned requests that the Administrator promptly cause a certificate representing such shares to be issued in the undersigned's name promptly delivered via first class mail to the undersigned at the address set forth below. The undersigned further instructs the Administrator that this letter should not be construed as an instruction to terminate the above-referenced account.

     Please contact the undersigned immediately at the telephone number indicated below if there are any problems with this request.


                              Sincerely,


                              __________________________
                              Shareholder signature


                              ___________________________
                              Shareholder signature (if jointly owned)

Name(s) and Address(es) of Shareholder(s)( please print)

_____________________________________
Name
_____________________________________
Address
_____________________________________

_____________________________________
Account Number( if available)
_____________________________________
Daytime telephone Number